000-13301

09011136

RF INDUSTRIES

Received SEC

MAY 06 2009

Washington, DC 20549

Fiscal 2008 Annual Report

RF connectors · RF Cable Assembly · rfneulink making RF the strongest link · Bioconnect · AVIEL ELECTRONICS · WORSWICK Industries · RadioMobile making mobile data affordable



President's letter to Shareholders
April 30, 2009

Fellow Shareholders:

Because of our loyal customers and our dedicated employees, RF Industries (RFI) had a very good year in fiscal 2008. Overall fiscal 2008 was a year to demonstrate our ability to meet our commitment to you, our shareholders. The year resulted in RFI meeting or exceeding all of our financial goals. We took actions to strengthen our balance sheet and to build each segment of our business to achieve notable financial highlights.

In fiscal 2008 our revenue grew by 19% to a record $17,695,000, compared to $14,853,000 in fiscal 2007. Net income increased 37% to $1,559,000 or $0.42 per diluted share, compared to $1,135,000 or $0.30 per diluted share for fiscal 2007. A 38% gain in sales at our Aviel division helped boost RF Connectors and Cable Assembly segment sales by 9%. The improved profitability at RF Connectors and Cable Assembly and Aviel led to a 55% increase in this segment's fiscal 2008 operating income. Also contributing to higher profitability was an 83% sales increase in our Bioconnect division, which resulted in a 130% increase in Bioconnect's operating income. The combination of higher sales and improved profitability raised RFI's overall fiscal 2008 gross margin to 50% of sales, compared to 47% of sales in fiscal 2007.

The operational excellence and performance of our largest division, the RF Connector and Cable Assembly division, was a true highlight of fiscal 2008. The performance of that division enabled RFI to generate strong financial results and continue transforming the way we operate around the world.

To extend our marketplace we are strategically investing to deliver even greater value to our customers. For example, we increased engineering expenses to $1,051,000 in fiscal 2008, an increase of 84% compared to $571,000 for fiscal 2007. Although the increase represented a significant reduction in our fiscal 2008 earnings, we believe these hardware and software development expenses for the two-way wireless transceivers that we are developing are necessary to the future growth of the RF wireless segments of RF Neulink and RadioMobile. This spring, the RF Neulink NL900S, a highspeed, wireless modem operating in the unlicensed 900 MHz range, and the IQ Liberator, a software-defined wireless transceiver for RadioMobile, are expected to be commercially released and marketed at competitive prices into established wireless data and mobile markets. We are very excited about the long-term growth potential of the RF wireless segment.

RFI started fiscal 2008 with cash, cash equivalents totaling $7,933,000. After applying about $1,300,000 of cash for increasing inventory, purchasing over $400,000 of equipment to increase efficiency at Aviel and Bioconnect, making cash dividend distributions of $394,000, and spending $533,000 to repurchase some shares of our common stock, we still ended fiscal 2008 with total cash, cash equivalents and investments nearly unchanged at $7,925,000. By the end of fiscal 2008, RFI's working capital improved by $1,101,000 to $15,382,000, or $4.77 per share, the current ratio was 13 to 1, we had no long term debt, and stockholders' equity was $16,122,000 or $5.00 per share.

The Board of Directors and all the employees at RFI are extremely pleased with the progress that was made in fiscal year 2008. RFI was recognized by Forbes as number 142 on the list of "200 Best Small Companies" in 2008 and in 2007 RFI was number 183. The year 2008 was the third time RFI had been honored by Forbes. Additionally, RFI was recognized by Deloitte as one of San Diego's Technology Fast 50 growing companies.

<u>First Quarter Fiscal 2009 Review</u>
Sales for RFI's first quarter, typically the company's seasonally weakest period, were down 7% reflecting reductions in inventory by the company's major distributors, the RF Connectors and Cable Assembly segment sales decline of 5%, and the sales for the wireless segment decline of 48%, reflecting delays in the receipt of orders. Net income was $162,000 or $0.05 per diluted share, compared to $182,000 or $0.05 per diluted share in the first quarter of last year. Although first quarter net income nearly matched the first quarter of last year, we are not content with the company's operating profitability in the first quarter of fiscal 2009. Consequently, RFI has taken steps to reduce operating expenses, lower headcount and focus its energies upon increasing the sales and efficiency of all its businesses. RFI's Board of Directors, its officers and its staff have all taken pay cuts, and we have suspended the

company's regular quarterly cash dividend in order to maximize the resources available for potential future acquisitions, funding new product developments, purchase of equipment, and improvements in manufacturing and operating efficiencies. We have continued to seek opportunities to repurchase our common stock in both public and private transactions.

Growth Focus for the Future

RFI had significant and consistent achievement in fiscal 2008. But rather than being satisfied with our success, we are energized by the magnitude of the opportunities still ahead. RFI has overcome challenges and obstacles in previous fiscal years as we face 2009. Our number one priority is to keep building a strong operating foundation to deliver ever-greater value for our loyal customers. We also believe that an element of our growth will come from the acquisition of complementary businesses. Accordingly, we plan to accelerate our acquisitions efforts. We believe that RFI's strong cash position and no debt will be a key factor for opportunity for growth in years to come.

The Board of Directors and RFI's employees are thankful for and humbled by your continued support. We are focused and committed to the tasks at hand, and we are absolutely convinced that RFI's best days are very much ahead of us.

Thank you for your trust you have placed in us.

Sincerely,
Howard F Hill
President/CEO

Abridged and Edited Copy of Annual Report
(Form 10-K)

Annual Report Under Section 13 or 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended October 31, 2008

Commission File Number 0-13301

RF INDUSTRIES, LTD.

7610 Miramar Road, Bldg. 6000, San Diego, California 92126-4202
(Address of principal executive offices) (Zip Code)

(858) 549-6340

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $20,166,606.

As of January 14, 2009, the issuer had 3,076,264 outstanding shares of common stock, $.01 par value

Forward-Looking Statements:

Certain statements in this abridged Annual Report on Form 10-K, and other oral and written statements made by the Company from time to time are "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that discuss strategies, goals, outlook or other non-historical matters, or projected revenues, income, returns or other financial measures. In some cases forward-looking statements can be identified by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those contained in such statements. Among the most important of these risks and uncertainties are the ability of the Company to continue to source its raw materials and products from its suppliers and manufacturers, and the market demand for its products, which market demand is dependent to a large part on the state of the telecommunications industry , the Company's dependence on the success of its largest division, and competition.

Important factors which may cause actual results to differ materially from the forward looking statements are described in the Section entitled "Risk Factors" contained in the Form 10-K on file with the Securities and Exchange Commission, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

PART I

ITEM 1. BUSINESS

General:

RF Industries, Ltd. (hereinafter the "Company") is a provider of interconnect products and systems for radio frequency (RF) communications devices and wireless digital transmission systems. For internal operational purposes, and for marketing purposes, the Company currently classifies its operations into the following six related divisions: (i) The Connector and Cable Assembly Division designs, manufactures and distributes coaxial connectors and cable assemblies that are integrated with coaxial connectors; (ii) the Aviel Electronics Division designs, manufactures and distributes specialty and custom RF connectors primarily for aerospace and military customers, (iii) Worswick Division sells coaxial and other connectors and cable assemblies primarily on a retail basis to local multi-media and communications customers; (iv) the Bioconnect Division manufactures and distributes cabling and interconnect products to the medical monitoring market; (v) the Neulink Division is engaged in the design, manufacture and sales of RF data links and wireless modems for receiving and transmitting control signals for remote operation and monitoring of equipment, personnel and monitoring services; and (vi) the RadioMobile Division is an original equipment manufacturer (OEM) provider of end-to-end mobile management solutions implemented over wireless networks that supplement the operations of the Company's Neulink division.

The Company's principal executive office is located at 7610 Miramar Road, Building 6000, San Diego, California. The Company was incorporated in the State of Nevada on November 1, 1979, completed its initial public offering in March 1984 under the name Celltronics, Inc. and changed its name to RF Industries, Ltd. in November 1990. Unless the context requires otherwise, references to the "Company" in this report include RF Industries, Ltd. and its divisions.

The Company maintains an Internet website at http://www.rfindustries.com. The Company's annual reports (previously on Form 10-KSB), quarterly reports (on Form 10-QSB and hereafter on Form 10-Q), current reports on Form 8-K and amendments to such reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to the Company, are available, free of charge, on our website as soon as we electronically file those documents with, or otherwise furnish them to, the Securities and Exchange Commission. The Company's Internet website and the information contained therein, or connected thereto, are not and are not intended to be incorporated into this Annual Report on Form 10-K.

Operating Divisions

Connector and Cable Division The Connector and Cable Division is engaged in the design, manufacture and distribution of coaxial connector solutions for companies that design, build, operate, maintain and use wireless voice, data, messaging, and location tracking systems. Coaxial connector products consist primarily of connectors which, when attached to a coaxial cable, facilitate the transmission of analog and digital signals in various frequencies. Although most of the connectors are designed to fit standard products, the Company also sells custom connectors specifically designed and manufactured to suit its customers' requirements such as the Wi-Fi and broadband wireless markets. The Company typically carries approximately 1,500 different SKUs of RF connectors that are offered by the Connector and Cable Division. The Company's RF connectors are used in thousands of different devices, products and types of equipment. While the models and types of devices, products and equipment may change from year to year, the demand for the types of connectors used in such products and offered by the Company does not fluctuate with the changes in the end product incorporating the connectors. In addition, since the Company's standard connectors can be used in a number of different products and devices, the discontinuation of one product does not make the Company's connectors obsolete. Accordingly, most connectors carried by the Company can be marketed for a number of years and are only gradually phased out. Furthermore, because the Company's connector products are not dependent on any line of products or any market segment, the Company's overall sales of connectors do not fluctuate materially when there are changes to any product line or market segment. Sales of the Company's connector products are more dependent upon the overall economy, infrastructure build out by large telecommunications firms and on the Company's ability to market its products. However, the Company's sales of connectors and cable assemblies have increased in the past five out of six years as the overall market demand for wireless products that use the Company's connectors has increased. Sales of connectors and cable assemblies increased in fiscal year 2008 compared to 2007 sales. The Company believes that the continuing growth in new wireless products will result in an overall increase in the demand for the radio frequency connectors and cable assemblies that the Company distributes.

Third party foreign manufacturers located in Asia manufacture the Company's RF connectors for the Company. The Company has been designing, producing and selling coaxial connectors since 1987 and the Connector and Cable Division therefore represents the Company's oldest and most established division. The Connector and Cable Division has during all of the recent fiscal years, generated the majority of the Company's revenues.

Cable assembly products consist of various types of coaxial cables that are attached to connectors (usually the Company's connectors) for use in a variety of communications applications. Cable assemblies are manufactured at the Company's California facilities using state of the art automation equipment and are sold through distributors or directly to major OEM accounts. Cable assemblies consist of both standard cable assemblies and assemblies that are custom manufactured for the Company's clients. The Company offers a line of cable assemblies with over 100,000 cable products. The Company launched its cable assembly operations in 2000, and cable assembly products constituted the second largest source of revenues for the Company during the fiscal year ended October 31, 2008.

Aviel Electronics Division The Company acquired the business and all of the assets of Aviel Electronics in August 2004. Aviel has a 50 year history of serving the microwave transmission industries, and is an approved vendor to leading aerospace, electronics, OEM's and government agencies in the United States and abroad. Aviel complements the Company's Connector and Cable Division's capabilities by providing additional custom design and manufacturing capabilities, thereby expanding the Company's products in the military and commercial aerospace markets, and expanding the Company's overall client base. Aviel's operations are based in Las Vegas, Nevada.

Worswick Division The Company acquired the assets of Worswick Industries, Inc., a privately held 20 year old California company based in San Diego, in September 2005 as another complementary operation to the Connector and Cable Division. Worswick Industries sells coaxial connector solutions and manufactures RF cable assemblies for both individual customers and companies that design, build, operate, and maintain personal and private multi-media, wireless voice, data and messaging systems. Worswick Industries primarily sells its products on a retail basis at its retail outlet in San Diego, California. Worswick, however, also sells its products on-line under the e-commerce brand OddCables.com.

Bioconnect Division The Bioconnect Division is engaged in product development, design, manufacture and sale of cables and interconnects for medical monitoring applications, such as disposable ECG cables, EEG leads, infant apnea monitors in hospitals, patient leads, snap leads and connecting wires. The Company acquired the Bioconnect operations in 2000.

RF Neulink Division The RF Neulink Division designs and manufactures, through outside contractors, wireless data products commonly known as RF data links and wireless modems since 1984. These radio modems and receivers provide high-speed wireless connections over longer distances where wire connections may not be desirable or feasible. In addition to selling its own radio modem, RF Neulink also distributes antennas, transceivers and related products of other manufacturers. The RF Neulink Division also offers complete turn-key packages for numerous remote data transmission applications.

RadioMobile Division The Company acquired substantially all of the assets and assumed certain liabilities of RadioMobile Inc., a privately held San Diego, California on September 1, 2007. The RadioMobile Division is an OEM provider of end-to-end mobile management solutions implemented over wireless networks. Although the RadioMobile Division operates as a separate division, its operations supplement the operations of the Company's Neulink division.

For financial reporting purposes, the Company aggregates its operations into three segments. Connector and Cable Assembly, Aviel Electronics, and Worswick divisions are aggregated into one reporting segment (the RF Connector and Cables Assembly segment) because they have similar economic characteristics, while RF Neulink and RadioMobile are aggregated in the RF Wireless segment. Bioconnect makes up the Company's newest segment, the Medical Cabling and Interconnector segment.

Product Description:

The Company produces a broad range of interconnect products and assemblies. The products that are offered and sold by the Company's various divisions consist of the following:

Connector and Cable Products

The Company's Connector and Cable Division designs and distributes coaxial connectors for the numerous products, devices and instruments. Coaxial connectors have applications in commercial, industrial, automotive, scientific and military markets. The types of connectors offered by the RF Connector Division include 2.4mm and 3.5mm, 7-16 DIN, BNC, MCX, MHV, Mini-UHF, MMCX, N, SMA, SMB, TNC, QMA and UHF. These connectors are offered in several configurations for both plugs and jacks. There are hundreds of applications for these connectors, some of which include digital applications, cellular and PCS telephones, Wi-Fi and broadband wireless applications, cellular and PCS infrastructure, GPS (Global Positioning Systems), mobile radio products, aircraft, video surveillance systems, cable assemblies and test equipment. Users of the Company's connectors include telecommunications companies, circuit board manufacturers, OEM, consumer electronics manufacturers, audio and video product manufacturers and installers, and satellite companies. The Connector Division markets approximately 1,500 types of connectors, which range in price from $0.40 to $125.00 per unit.

The cable assembly component of the Connector and Cable Division markets and manufactures cable assemblies in a variety of sizes and combinations of RF coaxial connectors and coax cabling. Cabling is purchased from a variety of major unaffiliated suppliers and is assembled with the Company's connectors as complete cable assemblies. Coaxial cable assemblies have thousands of applications including local area networks, wide area networks, Internet systems, PCS/cellular systems, TV/dish network systems, test equipment, military/aerospace (mil-standard and COTS (Commercial Off The Shelf)) and entertainment systems. Most cable assemblies are manufactured to the purchaser's specifications.

The Connector and Cable Division also designs and sells a variety of connector tools and hand tools that are assembled into kits used by lab and field technicians, R&D technicians and engineers. The Company also designs and now offers some of its own tools, which differ from those offered elsewhere in the market. These tools are manufactured for the Company by outside contractors. Tool products are carried as an accommodation to the Company's customers and have not materially contributed to the Company's revenues.

Aviel Electronics Products

The Aviel Electronics Division designs, manufactures and sells specialized and custom designed RF coaxial connectors. Aviel's standard configuration and custom connectors include connectors ranging from standard, miniature, sub-miniature and unique interfaces. Aviel also specializes in the design and manufacture of custom and non-standard configurations required for specific applications as well as hard to locate and discontinued connectors for commercial, aerospace, military and other unique applications.

Worswick Products

Worswick sells coaxial connectors and cable assemblies for numerous multi-media products, devices and instruments in the local San Diego area. Worswick also produces and markets cable assemblies in a variety of sizes and combinations of RF coaxial connectors and coax cabling. Cabling is purchased from a variety of major unaffiliated suppliers and is assembled with the Company's connectors or third party connectors as complete cable assemblies. Coaxial cable assemblies have thousands of applications including local area networks, wide area networks, Internet systems, PCS/cellular systems, TV/dish network systems, test equipment, military/aerospace (mil-standard and COTS (Commercial Off The Shelf)) and entertainment systems. Most cable assemblies are manufactured to the purchaser's specifications.

Bioconnect Products

Bioconnect designs, manufactures and sells and provides product development services to OEMs for specialized electrical cabling and interconnect products used in the medical monitoring market. These products consist primarily of patient monitoring cables, ECG cables, snap leads, and molded safety leads for neonatal monitoring electrodes. The products, which are used in hospitals, clinics, doctor offices, ambulances and at home are replaced frequently in order to ensure maximum performance.

RF Neulink Products

The wireless data products available from the RF Neulink Division come in a variety of configurations to satisfy the requirements of certain high-speed wireless connection markets. Transmitter and receiver modules come in a wide range of power output and frequency ranges and are used to transmit data, video or voice information from point to point. Additionally, dumb or smart programmable modems are available in a wide range of speeds and frequency/price ranges. Accessory modules have been developed for remotely controlling and monitoring electrical devices. The Company is continuing to develop new wireless modems and expects to release at least one new product during the fiscal year ending October 31, 2009.

The products sold by the RF Neulink Division include both its own products and products of other manufacturers that are distributed by the Neulink Division. The products offered by the Neulink Division include:

- NL5000 – (replaced the RF 9600) as a cost effective, high performance telemetry modem
- NL6000 UHF and VHF feature, high performance wireless modems
- NL900 and NL2400 Spread Spectrum point to point wireless modems
- Ornnex Control Systems 900mhz Spread-Spectrum wireless modems and I/O modules
- Teledesign high-speed wireless modems in VHF, UHF and 900 MHz frequencies
- BlueWave, Maxrad, and Antenex antennas
- Custom Design and Engineering services
- NL 900S – High-speed, high performance wireless data modem 900 MHz frequency

Current applications in use worldwide for Neulink products are various and include seismic and volcanic monitoring, industrial remote censoring/control in oil fields, pipelines and warehousing, lottery remote terminals, various military applications, remote camera control and tracking, perimeter and security system control/monitoring, water and waste management, inventory control, HVAC remote control and monitoring, biomedical hazardous material monitoring, fish farming automation of food dispensing, water aeration and monitoring, remote emergency generator startup and monitoring, and police usage for mobile warrant database access.

In 2004 fiscal year, the Neulink Division introduced a new radio modem that it developed. The NL6000 radio modem was repositioned within the marketplace to compete against a more upscale market segment and was designed to meet the FCC's 2004 mandatory requirement to provide narrow-band channels. This product is a high-speed narrow band compliant radio modem that operates on a 12.5 KHz channel at a 12 Kbps data transfer rate. In 2005, Neulink was chosen to develop a different version of the NL6000 for the Stanford Research Institute and the U.S. Marine Corps.

RadioMobile Products

RadioMobile provides complete hardware and software solutions for wireless mobile data management application. Most of RadioMobile systems are custom engineered and designed for specific markets. Accordingly, RadioMobile sales consist of both hardware/software products and design and installation services. The primary markets include public safety (police, fire, and emergency medical services) and utilities and transportation (rail, bus, taxi and courier services). Software applications for both host and mobile environments are developed by in house engineers and contractors. Current and new RadioMobile products include:

- IQ Mobile V4, V5 – a mobile or client application that supports computing needs for receiving priority messages, sending timely status's, text messages, file transfers and location data. IQ Mobile can utilize any wireless network facility via IP or private protocols.

- IQ Map is an option that works with IQ Mobile to provide the mobile operator map functions to show current location, destination or a combination of both.

- IQ Locator – a host based mapping application allowing agencies to track and oversee fleet location and status.

- IQ CAD – a call taking and dispatching application currently under development for 911 and similar agencies that is designed to interface with IQ Locator and the IQ Mobile client software. This product is scheduled to be released for testing during the third quarter of the current fiscal year.

- IQ Gateway and Link – a host based networking concentrator and manager for all wireless network interfaces including the customer's private conventional data channels. The Gateway is capable of routing data between sites on the conventional network as well as other WIFI and broadband public facilities.

- MCT8000- a rugged mobile computing platform that utilizes all off the shelf components for cpu, display, keyboard and network modules maintaining full upgradeability for all elements.

- CMX6000- a status and short message terminal capable of stand alone interface to the network facilities.

- IQ Liberator – a software defined modem capable of emulating legacy protocols as well as generic IP packets operating at data rates from 2400 to 22,000bps.

Foreign Sales:

Direct export sales by the Company to customers in South America, Canada, Mexico, Europe, Australia, the Middle East, and Asia accounted for $2,724,000 or approximately 15% of Company's sales for the fiscal year ended October 31, 2008. Foreign sales accounted for $2,273,000 of Company's sales for the prior fiscal year ended October 31, 2007. The majority of the export sales during these periods were to Israel, Canada and Mexico.

The Company does not own, or directly operate any manufacturing operations or sales offices in foreign countries.

Distribution, Marketing and Customers:

Sales methods vary greatly between its divisions. The Connector and Cable Assembly Divisions currently sell their products primarily through warehousing distributors and OEM customers who utilize coaxial connectors and cable assemblies in the manufacture of their products. Since there are many OEMs who are not served by any of the Company's distributors, the Company's goal is to increase the number of OEMs that purchase connectors directly from the Company. OEM sales increased substantially during the past fiscal year.

The Aviel Division sells its products to its current customer base with the addition of customers referred through the Connector and Cable Division. The Aviel and Connector and Connector divisions sell to similar customer market segments and combine marketing efforts where economically advantageous.

The Worswick Division operates from a single location in San Diego and sells primarily to walk-in or local multi-media (video, voice, gaming, etc.) and communications systems customers. This division also operates an e-commerce website called OddCables.com that it launched in 2007 for the distribution of its products.

The Bioconnect group markets its products to the medical market through major hospital suppliers, dealers and distributors. The Bioconnect Division also sells its products to OEMs who incorporate the leads and cables into their product offerings.

The Neulink Division sells its products directly or through manufacturers representatives, system integrators and OEM's. System integrators and OEMs integrate and/or mate Company's products with their hardware and software to produce turnkey wireless systems. These systems are then either sold or leased to other companies, including utility companies, financial institutions, petrochemical companies, government agencies, and irrigation/water management companies.

The RadioMobile division sells its products direct and through value added resellers and dealers. Customers include police, fire, emergency medical services, rail, bus, taxi and courier services.

Manufacturing:

The Company contracts with outside third parties for the manufacture of all its coaxial connectors and for the components of its Neulink products. However, virtually all of RF cable assemblies sold by the Company during the fiscal year ended October 31, 2008 were manufactured by the Company at its facilities in California, and the Neulink products are assembled at the Company's California facilities. The Connector and Cable Division has its manufacturing performed at numerous International Standards Organization (ISO) approved factories with plants in Japan, Korea, the United States and Taiwan. The Company is dependent on a few manufacturers for its coaxial connectors and cable assemblies. Although the Company does not have manufacturing agreements with these manufacturers for its connectors, cable and Neulink products, the Company does have long-term purchasing relationships with these manufacturers. The Company has in-house design engineers who create the engineering drawings for fabrication and assembly of connectors and cable assemblies and certain of the components of its Neulink products. Accordingly, the manufacturers are not primarily responsible for design work related to the manufacture of the connectors and cable assemblies. However, the third party manufacturers of the Neulink products are solely responsible for design work related to the manufacture of the Neulink Division's products. Neulink's products are manufactured by numerous manufacturers in the United States, and the Company is not dependent on one or a few manufacturers for its Neulink products.

The Bioconnect Division has designed and manufactured its own products for over 20 years (including as an unaffiliated company before being acquired by the Company in 2000). Bioconnect's products are manufactured by the Company at its own California facilities. The manufacturing process for the Bioconnect medical cables includes all aspects of the product, from the design to mold design, mold fabrication, assembly and testing. The

Bioconnect product line produces its medical interconnect products in both high volume manufacturing and for custom or low volume uses.

The Aviel Electronics Division manufactures all its connectors at its Las Vegas, Nevada manufacturing facility. The Aviel Electronics Division has designed and manufactured its own products for 50 years (including as an unaffiliated company before being acquired by the Company in August 2004). The manufacturing process for the Aviel connectors includes all aspects of the product from design, tooling, fabrication, assembly and testing. The Aviel Electronics product line produces its connector products for low volume custom manufacturing uses, for the military, aerospace, communications and other unique applications. During the past fiscal year, the Company acquired additional equipment for this division that will enable Aviel to increase the volume of connectors that it is able to manufacture.

The Worswick Division designs and produces low to medium volume connector and cable assemblies for local and niche customers, as well as a few medium and large market customers. These services are conducted in San Diego, California.

The RadioMobile division products are purchased from various U.S. and overseas suppliers. Some products are designed and manufactured by third party manufactures to RadioMobile specifications. The Company designs much of the software used in RadioMobile's systems.

There are certain risks associated with the Company's dependence on third party manufacturers for some of its products, including reduced control over delivery schedules, quality assurance, manufacturing costs, and the potential lack of adequate capacity during periods of excess demand and increases in prices.

Raw Materials:

Connector materials are typically made of commodity metals such as copper, brass and zinc and include small applications of precious materials, including silver and gold. The Connector and Cable Division purchases most of its connector products from contract manufacturers located in Asia and the United States. The Company believes that the raw materials used in its products are readily available and that the Company is not currently dependent on any supplier for its raw materials. The Company does not currently have any long-term purchase or supply agreements with its connector or Neulink product suppliers. The RF Connector and Cable assembly division obtains coaxial connectors from RF Connector. The Company believes there are numerous domestic and international suppliers of coaxial connectors.

Neulink purchases its electronic products from various U.S. suppliers, and all Neulink wireless modem transceivers are built in the United States. The Company believes electronic components used in these products are readily available from a number of domestic suppliers and from other foreign suppliers.

Aviel connector materials are typically made of commodity metals and include some application of precious materials, including silver and gold. The Aviel Electronic Division purchases almost all of its connector material from vendors in Asia and the United States. The Company believes the connector materials used in the manufacturing of its connector products are readily available from a number of foreign and domestic suppliers.

Worswick connectors and cable are typically acquired from the Connector and Cable Division or purchased from other high quality manufacturers and distributors.

Bioconnect cable assembly materials are typically made of commodity materials such as plastics, rubber, resins and wire. The Company believes materials and components used in these products are readily available from a number of domestic suppliers and from other foreign suppliers.

RadioMobile purchases its electronic products from various U.S. and overseas suppliers.

Employees:

As of October 31, 2008, the Company employed 94 full-time employees, of whom 36 were in accounting, administration, sales and management, 55 were in manufacturing, distribution and assembly, and three were engineers engaged in design, engineering and research and development. The Company also occasionally hires part-time employees. The Company believes that it has a good relationship with its employees and, at this time, no employees are represented by a union.

Research and Development:

The Company has significantly increased its research and development activities intended to produce new proprietary products that it can market to the wireless connectivity industry. The Company engaged in approximately $256,000 of research and development activities in fiscal year ended October 31, 2008, primarily related to the RF Wireless segment. Research and development expense during fiscal 2008 increased as a result of the acquisition of the Radiomobile division at the end of fiscal 2007 and the increased expenses related to the development of new wireless products that are expected to be commercially released by the end of the current fiscal year. During the fiscal year ended October 31, 2007, the Company engaged in approximately $61,000 of research and development activities.

In addition to research and development activities, the Company also invested approximately $1,304,000 during the past two fiscal years on engineering. Engineering activities consist of the design and development of new products for specific customers, as well as the design and engineering of new or redesigned products for in the industry in general. Engineering work often is carried out in collaboration with the Company's customers.

The increase in business in the military/aerospace sector has encouraged the Company to develop an ISO 9000-like tracking system to improve its competitive edge, and is exploring future ISO certification.

Patents, Trademarks and Licenses:

The Company does not own any patents on any of its products, nor has it registered any product trademarks. Because the Company carries thousands of separate types of connectors and other products, most of which are available to the Company's customers from other sources, the Company does not believe that its business or competitive position is dependent on patent protection.

Warranties and Terms:

The Company warrants its products to be free from defects in material and workmanship for varying warranty periods, depending upon the product. Products are generally warranted to the dealer for one year, with the dealer responsible for any additional warranty it may make. Certain Neulink products are sold directly to end-users and are warranted to those purchasers. The RF Connector products are warranted for the useful life of the connectors. Although the Company has not experienced any significant warranty claims to date, there can be no assurance that it will not be subjected to such claims in the future.

The Company usually sells to customers on 30-day terms pursuant to invoices and does not generally grant extended payment terms. Sales to some foreign customers are made on cash terms at time of shipment. Customers may delay, cancel, reduce, or return products after shipment subject to a restocking charge.

Competition:

Management estimates that the Connector and Cable Division has over 50 competitors in the approximately $2.0 billion worldwide annual RF connector market. Management believes no one competitor has over 15% of the total market, while the three leaders hold no more than 35% of the total market. Many of the competitors of the Connector and Cable Division have significantly greater financial resources and broader product lines. The Connector and Cable division competes on the basis of product quality, product availability, price, service, delivery time and value-added support to its distributors and OEM customers. Since the Company's strategy is to provide a broad selection of products in the areas in which it competes and to have a ready supply of those products available at all times, the Company normally has a significant amount of inventory of its connector products. The Bioconnect division competes with numerous other companies in all areas of its operations, including the manufacture of OEM custom products and medical cable products. Most of the competitors of Bioconnect are larger and have significantly greater financial resources than Bioconnect.

There are numerous small privately held manufacturers and marketers of connectors, but Aviel Electronics has specialized in microwave and radio frequency (RF) custom connectors which lowers the number of its direct competitors. Because Aviel Electronics is an approved vendor of leading aerospace, electronics, OEM and government agencies in the United States and abroad, competition is limited to those manufacturers who have received formal certification or approval.

Major competitors for Neulink include Microwave Data Systems and Data Radio. Although a number of larger firms could enter Neulink's markets with similar products, Neulink's strategy is focused on serving and providing specific hardware and software combinations with the goal of maintaining a strong position in selected "niche" wireless applications. While the Neulink Division's competitors offer products that are substantially similar to Neulink's radio modems, the Neulink Division tries to enhance its competitive position by offering additional service before, during, and after the sale.

RadioMobile competitors include Motorola, Intergraph, Northrup Gumman, Panasonic, and cellular providers including Verizon Wireless and AT&T. Radiomobile's strategy is focusing on providing cost effective mobile data solutions to small to medium size customers.

Government Regulations:

The Company's products are designed to meet all known existing or proposed governmental regulations. Management believes that the Company currently meets existing standards for approvals by government regulatory agencies for its principal products. Because the products designed and sold by the Aviel Electronics Division are used in commercial and military aerospace products, its products are regulated by various government agencies in the United States and abroad.

Neulink products are subject to the regulations of the Federal Communications Commission (FCC) in the United States, the Department of Communications (D.O.C.) in Canada, and the future E.C.C. Radio Regulation Division in Europe. The Company's present equipment is "type-accepted" for use in the United States and Canada. Neulink offers products that comply with current FCC, Industry Canada, and some European Union regulations. The system integrator, or end user, is responsible for compliance with applicable government regulations.

Bioconnect products are subject to the regulations of the U.S. Food and Drug Administration.

ITEM 2. DESCRIPTION OF PROPERTIES:

The Company leases its corporate headquarters building at 7610 Miramar Road, Building 6000, San Diego, California. The building consists of approximately 11,000 square feet which houses its corporate administration, sales and marketing, and engineering plus production and warehousing for the Company's Connector and Cable Assembly and Bioconnect Divisions. The lease for this facility expires on May 31, 2010. In addition, the Company also leases the following facilities:

(i) The cable assembly manufacturing portion of the Connector and Cable Assembly Division operates in a separate 3,180 square foot facility that is located adjacent to the Company's corporate headquarters. The lease for this space expires on May 31, 2010.

(ii) The Neulink and Radiomobile Divisions operate from a separate building that is located near the Company's corporate headquarters at 7606 Miramar Road, Building 7200. Neulink's building consists of approximately 2,500 square feet of administrative and manufacturing space and houses the production and sales staff of the Neulink Division. The lease for this space expires on May 31, 2010.

(iii) The Aviel Electronics Division currently leases approximately 3,000 square feet of a facility located at 5530 S. Valley View Blvd., Suite 103, Las Vegas, Nevada. The Company renewed the lease for the Las Vegas offices, which will now expire March 31, 2010.

(iv) The Worswick Division currently leases an approximately 6,000 square foot facility located at 7352 Convoy Court, San Diego, California. The Company lease will expire May 31, 2009 and they plan to move to a new location at 7642 Clairemont Mesa Blvd. San Diego, California to lower cost.

The aggregate monthly rental for all the Company's facilities currently is approximately $35,000 per month, plus utilities, maintenance and insurance as of October 31, 2008.

The Company currently believes that its facilities are sufficient to meet its foreseeable needs. However, should the Company require additional space; the Company believes that suitable additional space is available near the Company's current facilities. In addition, the Company believes that it will be able to renew its existing leases upon the expiration of the current leases or, if desirable or necessary, relocate to alternate facilities on substantially similar terms.

ITEM 3. LEGAL PROCEEDINGS:

From time to time, the Company is involved in legal proceedings that are related to its business operations. The Company is not currently a party to any legal proceedings that could have a material adverse effect upon its financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS:

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is listed and trades on the NASDAQ Global Market under the symbol "RFIL."

For the periods indicated, the following tables sets forth the high and low sales prices per share of Common Stock. These prices represent inter-dealer quotations without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Quarter	High	Low
Fiscal 2008		
November 1, 2007 - January 31, 2008	$ 7.53	$ 5.20
February 1, 2008 - April 30, 2008	6.26	5.20
May 1, 2008 - July 31, 2008	8.50	5.69
August 1, 2008 - October 31, 2008	8.98	2.66
Fiscal 2007		
November 1, 2006- January 31, 2007	$ 9.57	$ 6.15
February 1, 2007 - April 30, 2007	8.38	5.33
May 1, 2007 - July 31, 2007	6.25	5.20
August 1, 2007 - October 31, 2007	7.67	5.40

Stockholders: As of October 31, 2008 there were 450 holders of the Company's Common Stock according to the records of the Company's transfer agent, Continental Stock Transfer & Trust Company, New York, New York, not including holders who hold their stock in "street name".

Dividends: The Company paid dividends of $.12 per share (a total of $394,343) during fiscal 2008. The Board of Directors may declare dividends in the future depending on the Company's financial condition and its financial needs.

Recent Sales of Unregistered Securities: There were no previously unreported sales of equity securities by the Company that were not registered under the Securities Act during fiscal 2008.

Repurchase of Securities: In September 2008, the Company announced that our Board of Directors had authorized a stock repurchase program to repurchase up to 100,000 shares of the Company's common stock. In October 2008, Company announced that our Board of Directors had authorized a stock repurchase program to repurchase up to an additional 100,000 shares of the Company's common stock. The repurchases were to be made from time to time in the open market or in privately negotiated transactions in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2008 with respect to the shares of Company common stock that may be issued under the Company's existing equity compensation plans.

	A	B	C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders (1)	566,170	5.75	540,474
Equity Compensation Plans Not Approved by Stockholders (2)	500,871	1.53	0
Total	1,067,041	3.77	540,474

(1) Consists of options granted under the R.F. Industries, Ltd. (i) 2000 Stock Option Plan, (ii) the 1990 Incentive Stock Option Plan, and (iii) the 1990 Non-qualified Stock Option Plan. The 1990 Incentive Stock Option Plan and Non-qualified Stock Option Plan have expired, and no additional options can be granted under these plans. Accordingly, all 540,474 shares remaining available for issuance represent shares under the 2000 Stock Option Plan.

(2) Consists of options granted to six officers and/or key employees of the Company under employment agreements entered into by the Company with each of these officers and employees.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, inventory reserves and contingencies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

One of the accounting policies that involves significant judgments and estimates concerns our inventory valuation. Inventories are valued at the weighted average cost value. Certain items in the inventory may be considered obsolete or excess and, as such, we establish an allowance to reduce the carrying value of these items to their net realizable value. Based on estimates, assumptions and judgments made from the information available at the time, we determine the amounts of these allowances. Because inventories have, during the past few years, represented over one-third of our total assets, any reduction in the value of our inventories would require us to take write-offs that would affect our net worth and future earnings.

Another accounting policy that involves significant judgments and estimates is our accounts receivable allowance valuation. The Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

The Company uses the Black-Scholes model to value the stock option grants which involves significant judgments and estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For recently issued accounting pronouncements that may affect us, see Note 1 of Notes to Financial Statements.

OVERVIEW

The Company markets connectors and cables to numerous industries for use in thousands of products, primarily for the wireless market. The largest business unit consists of the Connector and Cable Assembly Division which, together with the Aviel Electronics Division and the Worswick Industries Division, markets and sells RF cables and connectors. The Bioconnect Division operates in the medical connector product market, while the Neulink and RadioMobile Divisions operate in the high-speed wireless data connection market. During fiscal year 2008 ended October 31, 2008 the RF cable and connector products represented 79% of the Company's sales, while the medical connector division and the wireless data connection operations represented 9% and 12%, respectively, of the Company's total sales.

Historically, over 79% of the Company's revenues are generated from the sale of RF connector products and connector cable assemblies. Sales of connectors are expected to continue to be the largest portion of revenues in the future, despite the purchase of the RadioMobile wireless division in September 2007. Accordingly, Company revenues are heavily dependent upon sales of RF connectors and cable assemblies. However, the Company sells thousands of connector products for uses in thousands of end products and sales are not dependent upon any one industry sector or any single product. As a result, the Company's revenues and expenses are typically not subject to major fluctuations. During the fiscal year ended October 31, 2008, net sales increased by 19% over the net sales in the prior year.

The net income generated by the Company for the fiscal year ended October 31, 2008 represented the 15th consecutive year that the Company has been profitable.

The Company generated cash from operations of $1,144,000, used $691,000 in financing activities, and used $461,000 for capital expenditures. The amount of cash and cash equivalents, and investments in available-for-sale securities held by the Company as of October 31, 2008 remained substantially unchanged at $7,925,000, compared to $7,932,000 in the prior year. Since the Company has no debt other than normal accounts payable, accrued expenses, and other long-term liabilities, the Company will continue to have sufficient cash to fund all of its anticipated financing and liquidity needs for the foreseeable future.

Financial Condition:

The following table presents certain key measures of financial condition as of October 31, 2008 and 2007:

	2008		2007	
	Amount	% Total Assets	Amount	% Total Assets
Cash and cash equivalents and Investments available for sale	$ 7,924,549	44.6%	7,932,246	49.2%
Current assets	16,705,149	94.0%	15,351,272	95.2%
Current liabilities	1,323,198	7.5%	1,069,700	6.6%
Working capital	15,381,951	86.5%	14,281,572	89.0%
Property and equipment - net	565,860	3.2%	255,693	1.6%
Total assets	17,767,773	100.0%	16,128,158	100.0%
Stockholders' equity	16,121,690	90.7%	14,940,793	92.6%

Liquidity and Capital Resources:

Management believes that its existing current assets and the amount of cash it anticipates it will generate from current operations will be sufficient to fund the anticipated liquidity and capital resource needs of the Company for the fiscal year ending October 31, 2009. The Company does not, however, currently have any commercial banking arrangements providing for loans, credit facilities or similar matters should the Company need to obtain additional capital. Management believes that its existing assets and the cash it expects to generate from operations will be sufficient during the current fiscal year based on the following:

- As of October 31, 2008, the amount of cash and cash equivalents and short-term investments available-for-sale was equal to $7,924,549 in the aggregate. Accordingly, the Company believes that it has sufficient cash available to operate its current business and fund its currently anticipated capital expenditure for the upcoming year.

- As of October 31, 2008, the Company had $16,705,149 in current assets, and only $1,323,198 in current liabilities.

Management believes that based on the Company's financial condition at October 31, 2008, the absence of outstanding bank debt, and its recent operating results there are sufficient capital resources to fund its operations and future acquisitions for at least the next twelve months. Should the Company need to obtain additional funds for its unexpected acquisitions of assets or other expansion activities, based on its balance sheet and its history of profitability, the Company believes that it would be able to obtain bank loans to finance these expenditures. However, there can be no assurance any bank loan would be obtainable, or if obtained, would be on favorable terms or conditions.

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company's assets.

As part of its business strategy, and because of its offshore manufacturing arrangements, the Company normally maintains a high level of inventory. As described elsewhere in this Annual Report, one of the Company's competitive advantages and strategies is to maintain customer satisfaction by having sufficient inventory on hand to fulfill most customer orders on short notice. Accordingly, the Company maintains a significant amount of inventory, which increases or decreases to reflect the Company's sales and lead times for products. Because sales increased by 19% during fiscal 2008, the Company increased its inventories 20% compared to the prior year inventory balance.

The Company continuously monitors its inventory levels and product costs, and because of continued increases in sales or raw material costs, may continue increasing its inventory levels.

Net cash provided by operating activities for the year ended October 31, 2008 was $1,144,000. The Company's net cash from operations was less than its net income of $1,559.000 due to $994,000 increase in inventory, which reduction of net cash was partially offset by noncash stock-based compensation expense of $500,000 and noncash depreciation and amortization of $211,000. In fiscal year ended October 31 2007, net cash provided by operating activities was $1,733,000 primarily due to net income of $1,135,000, plus noncash stock-based compensation expense of $572,000, and non cash depreciation and amortization of $269,000.

During fiscal 2008, net cash used in investing activities was $2,793,000, of which $2,332,000 was for the purchase of treasury bills and other available-for-sale securities. The balance represents $461,000 invested in additional capital equipment (primarily for the Aviel division). During fiscal 2007, net cash used in investing activities was $2,545,000 of which $2,284,000 was used for the purchase of treasury bills and other available-for-sale securities. The balance represented $94,000 invested in additional capital equipment and $167,000 used for the acquisition of the RadioMobile division.

In fiscal 2008, financing activities decreased the Company's net cash by $691,000 due to dividends paid of $394,000, $533,000 used to repurchase 100,000 shares of its own common stock of which expenditures were partially offset by the receipt of $190,000 from the exercise of stock options, and $46,041 of excess tax benefits from stock-based compensation. In fiscal 2007, financing activities decreased the Company's net cash by $401,000 due to dividends paid of $196,000 and $600,000 used to repurchase 103,308 shares of its own common stock, which expenditures were partially offset by the receipt of $198,000 from the exercise of stock options, and $198,000 of excess tax benefits from stock-based compensation.

Results of Operations:

The following summarizes the key components of the results of operations for the fiscal years ended October 31, 2008 and October 31, 2007:

	2008		2007	
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$ 17,695,146	100%	$ 14,853,039	100%
Cost of sales	8,789,604	50%	7,937,251	53%
Gross profit	8,905,542	50%	6,915,788	47%
Engineering expenses	1,050,574	6%	571,237	4%
Selling and general expenses	5,341,576	30%	4,625,065	31%
Operating income	2,513,392	14%	1,719,486	12%
Other income	258,381	1%	359,113	2%
Income before income taxes	2,771,773	16%	2,078,599	14%
Income taxes	1,212,540	7%	943,376	6%
Net income	1,559,233	9%	1,135,223	8%

Net sales of the Company increased by approximately $2,842,000 or 19%, for the fiscal year ended October 31, 2008 ("fiscal 2008") compared to the fiscal year ended October 31, 2007 ("fiscal 2007"). Net sales increased in fiscal 2008 due to increases in net sales at all three of the Company's financial reporting segments. Net sales at the Connector and Cable Assembly segment increased from fiscal 2007 by approximately $1,123,000. The Company believes that the increase was primarily due to an increase in infrastructure projects that commenced during the second half of fiscal 2007 and continued on throughout fiscal 2008. Approximately $744,000 of the total increase in net sales related to an increase in net sales at the Medical Cabling and Interconnector segment, which increase was due to increased orders from its primary customer. The remaining approximate $975,000 increase in total fiscal 2008 net sales related to an increase in net sales at the RF Wireless segment, and was attributable to sales generated during the entire fiscal year by the Radiomobile Division. Since RadioMobile was acquired in the fourth quarter of fiscal 2007, only two months of Radiomobile sales were included in total net sales in fiscal 2007.

The Company's gross profit increased $1,990,000 or by 29% to $8,906,000 in 2008 from $6,916,000 in 2007 due to the increase in net sales and higher gross margins attributable to economies of scale. As a percentage of net sales, gross profit increased to 50% in fiscal 2008, up from 47% in fiscal 2007. At the Connector and Cable Assembly segment, gross profit as a percentage of net sales increased by 4% to 53% in fiscal 2008 from 49% in fiscal 2007. This decrease in costs was attributable to economies of scale as certain fixed costs were spread over a greater amount of sales. At the Medical Cabling & Interconnector segment, gross profit as a percentage of net sales increased by 20% to 35% in fiscal 2008 from 15% in fiscal 2007 as a result of an increase in sales and the segment's ability to reduce its fixed labor costs. At the RF Wireless segment, gross profit as a percentage of net sales remained substantially unchanged with an increase of 1% to 47% in fiscal 2008 from 46% in fiscal 2007.

Engineering expenses, which include research and development expenses, incurred at the Company's three segments and relating to the design, re-design or development of products for specific customers increased substantially by $480,000 to $1,051,000 in fiscal 2008 from $571,000 in fiscal 2007. As a percentage of net sales, engineering expenses increased to 6% in fiscal 2008 from 4% in fiscal 2007. Most of the increase in engineering expenses was attributable to the RF Wireless segment. Engineering expense (including research and development) during fiscal 2008 increased as a result of the acquisition of the Radiomobile division at the end of fiscal 2007 and the increased expenses related to the development of new wireless products that are expected to be commercially released by the end of the current fiscal year. RadioMobile and Neulink, which constitute the RF Wireless segment, collectively incurred approximately $256,000 of research and development expenses in fiscal 2008 in the development of new products; the entire Company only incurred $61,000 of research and development expenses in fiscal 2007.

Selling and general expenses increased by $717,000 or 15%, to $5,342,000 during fiscal 2008 from $4,625,000 in fiscal 2007. The increase is the result of the 19% increase in revenues. Stock based compensation expense decreased by $72,000 to $500,000 in fiscal 2008 from $572,000 in fiscal 2007 primarily due to fewer options being expensed in fiscal 2008 compared to fiscal 2007. Sales commission expense increased by $44,000 to $141,000 in fiscal 2008 from $97,000 in fiscal 2007 due to the significant increase in sales from fiscal 2007. Accounting and legal fees increased by $215,000 to $550,000 in fiscal 2008 from $335,000 in fiscal 2007 primarily due to fees related to management's assessment and testing on internal controls over financial reporting incurred in fiscal 2008 but not incurred in fiscal 2007. Advertising costs increased by $26,000 to $198,000 in fiscal 2008 from $172,000 in fiscal 2007 due to an increase in marketing efforts in fiscal 2008 compared to prior year.

Despite the increase in sales and the increase of $1,990,000 in gross profit, operating income only increased 46% or by $794,000 to $2,513,000 in fiscal 2008 as a result of the $1,196,000 increase in total operating expenses from prior year of which $717,000 related to selling and general administrative expenses and $479,000 related to engineering expenses.

Interest income decreased by approximately $101,000 from prior year due to decreasing interest rates on the funds held by the Company in its interest bearing accounts as a result of investing primarily in CD's and money market funds during fiscal 2008 as compared to investing primarily in auction rate securities during fiscal 2007.

Income before taxes in fiscal 2008 increased by 33% or by $693,000 to $2,772,000 compared to income before taxes of $2,079,000 in fiscal 2007. Net income for fiscal year ended October 31, 2008 increased 37% or by $424,000 to $1,559,000 compared to $1,135,000 in fiscal year ended October 31, 2007 for the reasons discussed above.

ITEM 8 . FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index

Report of Independent Registered Public Accounting Firm

To the Stockholders

RF Industries, Ltd.

We have audited the accompanying balance sheets of RF Industries, Ltd. as of October 31, 2008 and 2007, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RF Industries, Ltd. as of October 31, 2008 and 2007, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective November 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Also, as discussed in Note 1, effective November 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(Revised 2004), "Share-Based Payment."

/s/ J.H. COHN LLP
San Diego, California
January 26, 2009

RF INDUSTRIES, LTD.
BALANCE SHEETS
OCTOBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$ 1,060,838	$ 3,400,566
Investments in available-for-sale securities	6,863,711	4,531,680
Trade accounts receivable, net of allowance for doubtful accounts of $46,775 and $43,459	2,071,349	1,900,029
Inventories	5,949,708	4,955,302
Other current assets	217,443	241,995
Deferred tax assets	542,100	321,700
Total current assets	16,705,149	15,351,272
Equipment and furnishings:		
Equipment and tooling	2,205,525	1,780,154
Furniture and office equipment	377,286	341,590
	2,582,811	2,121,744
Less accumulated depreciation	2,016,951	1,866,051
Total	565,860	255,693
Goodwill	347,091	308,479
Amortizable intangible assets, net	54,311	114,800
Note receivable from stockholder	66,980	66,980
Other assets	28,382	30,934
Totals	$ 17,767,773	$ 16,128,158

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 329,509	$ 205,136
Accrued expenses	760,762	696,939
Income taxes payable	232,927	167,625
Total current liabilities	1,323,198	1,069,700
Deferred tax liabilities	105,700	70,000
Other long-term liabilities	217,185	47,665
Total liabilities	1,646,083	1,187,365
Commitments and contingencies		
Stockholders' equity:		
Common stock - authorized 10,000,000 shares at $.01 par value; 3,226,264 and 3,285,969 shares issued and outstanding	32,263	32,860
Additional paid-in capital	6,411,810	5,700,362
Retained earnings	9,677,617	9,207,571
Total stockholders' equity	16,121,690	14,940,793
Totals	$ 17,767,773	$ 16,128,158

See Notes to Financial Statements.

RF INDUSTRIES, LTD.

STATEMENTS OF INCOME
YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
Net sales	$ 17,695,146	$ 14,853,039
Cost of sales	8,789,604	7,937,251
Gross profit	8,905,542	6,915,788
Operating expenses:		
Engineering	1,050,574	571,237
Selling and general	5,341,576	4,625,065
Totals	6,392,150	5,196,302
Operating income	2,513,392	1,719,486
Other income - interest	258,381	359,113
Income before income taxes	2,771,773	2,078,599
Provision for income taxes	1,212,540	943,376
Net income	$ 1,559,233	$ 1,135,223
Earnings per share:		
Basic	$ .47	$ .35
Diluted	$ .42	$ .30

See Notes to Financial Statements.

RF INDUSTRIES, LTD.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balance, November 1, 2006	3,252,613	$ 32,526	$ 4,582,897	$ 8,843,268	$ 5,308	$ 13,463,999
Net income				1,135,223		1,135,223
Reclassification adjustment for gain on short-term investment included in net income					(5,308)	(5,308)
Stock-based compensation expense			572,471			572,471
Excess tax benefits from stock-based compensation			198,000			198,000
Exercise of stock options	105,745	1,057	197,098			198,155
Dividends				(196,375)		(196,375)
Shares issued - acquisition	30,919	309	174,691			175,000
Treasury stock purchased and retired	(103,308)	(1,032)	(24,795)	(574,545)		(600,372)
Balance, October 31, 2007	3,285,969	32,860	5,700,362	9,207,571		14,940,793
Adoption of FIN 48 – November 1, 2007				(187,075)		(187,075)
Net income				1,559,233		1,559,233
Stock-based compensation expense			499,564			499,564
Excess tax benefits from stock-based compensation			46,041			46,041
Exercise of stock options	40,295	403	189,843			190,246
Dividends				(394,343)		(394,343)
Treasury stock purchased and retired	(100,000)	(1,000)	(24,000)	(507,769)		(532,769)
Balance, October 31, 2008	3,226,264	$ 32,263	$ 6,411,810	$ 9,677,617	$ —	$ 16,121,690

See Notes to Financial Statements

RF INDUSTRIES, LTD.

STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
Operating activities:		
Net income	$ 1,559,233	$ 1,135,223
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense adjustment	6,781	(4,393)
Depreciation and amortization	211,389	268,707
Deferred income taxes	(184,700)	(146,243)
Stock-based compensation expense	499,564	572,471
Excess tax benefits from stock based compensation	(46,041)	(198,000)
Changes in operating assets and liabilities (net of acquisition):		
Trade accounts receivable	(178,101)	184,819
Inventories	(994,406)	429,145
Income taxes payable	111,340	(354,239)
Other current assets	24,552	(23,899)
Other long-term assets	2,552	
Accounts payable	124,373	(236,067)
Accrued expenses	63,824	105,588
Other long-term liabilities	(56,166)	
Net cash provided by operating activities	1,144,194	1,733,112
Investing activities:		
Payment for acquisition		(166,667)
Purchases of available-for-sale securities	(11,779,828)	(4,832,399)
Proceeds from sales of available-for-sale securities	9,447,797	2,548,000
Capital expenditures	(461,066)	(93,823)
Net cash used in investing activities	(2,793,097)	(2,544,889)
Financing activities:		
Proceeds from exercise of stock options	190,246	198,155
Purchases of treasury stock	(532,769)	(600,372)
Dividends paid	(394,343)	(196,375)
Excess tax benefits from stock based compensation	46,041	198,000
Net cash used in financing activities	(690,825)	(400,592)
Net decrease in cash and cash equivalents	(2,339,728)	(1,212,369)
Cash and cash equivalents at beginning of year	3,400,566	4,612,935
Cash and cash equivalents at end of year	$ 1,060,838	$ 3,400,566
Supplemental cash flow information - income taxes paid	$ 1,283,000	$ 1,438,631
Noncash investing and financing activities:		
Stock issued for acquisition		$ 175,000
Present value of minimum guaranteed payments		$ 35,665
Retirement of treasury stock	$ 532,769	$ 600,372
Additional Goodwill related to acquisition	$ 38,612	

Note 1 - Business activities and summary of significant accounting policies:

Business activities:

The Company's business is comprised of the design, manufacture and/or sale of communications equipment primarily to the radio and other professional communications related industries. The Company currently conducts its operations through six related business divisions: (i) RF Connector and Cable Division is engaged in the design, manufacture and distribution of coaxial connectors and cable assemblies used primarily in radio and other professional communications applications; (ii) Aviel Division is engaged in the design, manufacture and sales of radio frequency, microwave and specialized connectors and connector assemblies for aerospace, original electronics manufacturers and military electronics applications; (iii) Worswick Division is engaged in sales of microwave and radio frequency connectors and cable assemblies to end users in multi-media, radio and other communications applications; (iv) Bioconnect Division is engaged in the design, manufacture and sales of cable interconnects for medical monitoring applications; (v) RF Neulink Division is engaged in the design, manufacture and sales of radio links for receiving and transmitting control signals for remote operation and monitoring of equipment, personnel and monitoring services; and (vi) RadioMobile Division is engaged as an OEM provider of end-to-end mobile management solutions implemented over wireless networks. RadioMobile Division operates as a separate division and supplements the operations of the Company's RF Neulink division (see Note 11).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Cash equivalents:

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue recognition:

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. The Company recognizes revenue from product sales after a purchase order is received which contains a fixed price and the products are shipped. Most of the Company's products are sold to continuing customers with established credit histories.

Inventories:

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market. Cost has been determined using the weighted average cost method.

Equipment and furnishings:

Equipment, tooling and furniture are recorded at cost and depreciated over their estimated useful lives (generally 3 to 7 years) using the straight-line method.

Note 1 - Business activities and summary of significant accounting policies (continued):

Investments:

The Company follows Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities" which requires the Company's investments in U.S. Treasury Bills to be classified as "available-for-sale securities" and valued at fair market value at month end. If there is any other than temporary decline in fair value, the cost basis of the individual security will be written down to fair value via a charge to earnings.

Investments consist of the following as of October 31:

	2008	2007
Certificates of deposit	$ 6,315,864	$ —
U.S. treasury bills	547,847	4,531,680
Totals	$ 6,863,711	$ 4,531,680

Goodwill:

The Company follows Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which requires that goodwill and certain intangible assets, including those recorded in past business combinations, no longer be amortized against earnings, but instead be tested for impairment at least annually. There was no impairment of goodwill as a result of impairment tests performed according to SFAS 142 in 2008 or 2007.

The changes in the carrying amount of segment goodwill for fiscal 2008 and 2007 are as follows:

	RF Connectors and Cable Assembly	RF Wireless	Total
Balance at November 1, 2006	$ 200,848	$ —	$ 200,848
Acquisitions		107,631	107,631
Balance at October 31, 2007	200,848	107,631	308,479
Addition due to contingency earn out		38,612	38,612
Balance at October 31, 2008	$ 200,848	$ 146,243	$ 347,091

No goodwill is allocated to the Medical Cabling and Interconnector segment.

Long-lived assets:

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the assets carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and a charge to operations.

Note 1 - Business activities and summary of significant accounting policies (continued):

Amortizable Intangible assets:

Amortizable intangible assets are amortized over their estimated useful lives of three years. Amortization expense is expected to be $27,156 in each of the years ending October 31, 2009 and 2010, respectively.

	2008	2007
Intangible Assets		
Non-Complete agreeement	$ 120,000	$ 120,000
Accumulated amortization	(120,000)	(86,667)
	-	33,333
Software	47,522	
Accumulated amortization	(15,841)	
	31,681	47,522
Customer List	33,945	33,945
Accumulated amortization	(11, 315)	
Accumulated Amortization	22,630	33,945
Totals	$ 54,311	$ 114,800

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $198,000 and $172,000 in 2008 and 2007, respectively.

Research and development:

The Company expenses research and development costs as incurred. Research and development costs charged to operations and included in engineering were approximately $256,000 and $61,000 in 2008 and 2007, respectively.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

On November 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions. In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. (See Note 6).

Note 1 - Business activities and summary of significant accounting policies (continued):

Stock options:

Effective November 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). The Company elected to use the modified prospective transition method. This method requires compensation cost to be recognized in the financial statements over the service period for the fair value of all awards (including awards to employees) granted after the date of adoption as well as for existing awards for which the requisite service had not been rendered as of the date of adoption and requires that prior periods not be restated. The stock incentive plans provide for the granting of qualified and nonqualified options to our officers, directors and employees. Outstanding options are generally exercisable one year after the date of the grant and expire no more than ten years after the grant. The Company satisfies the exercise of options by issuing previously unissued common shares. Prior to the adoption of SFAS 123R, the Company used the intrinsic value method to account for stock options granted to employees and generally made no charges against earnings with respect to those options at the date of grant since the employee options had exercise prices that were equal to the market price of the Company's stock on the grant date.

The Company follows Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires the calculation of the historical pool of windfall tax benefits. This pool of windfall tax benefits is needed to determine the treatment of "shortfalls" that occur when the tax deduction received for a stock-based compensation award is less than the cumulative compensation cost recognized for that award for financial reporting purposes. The Company has elected to use the "short-cut" method of Financial Accounting Standards Board Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards", to calculate the historical pool of windfall tax benefits.

For the fiscal years ended October 31, 2008 and 2007, charges related to stock-based compensation amounted to approximately $500,000 and $572,000, respectively. Stock-based compensation is charged to cost of sales and selling and general expenses.

Also, in accordance with SFAS 123R, the Company presents the tax benefits from exercise of stock options in excess of recognized expense as a cash flow from financing activities in the statements of cash flows.
F-9

Earnings per share:

Basic earnings per share is calculated by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon the exercise of stock options, were issued and the treasury stock method had been applied during the period. The greatest number of shares potentially issuable by the Company upon the exercise of stock options in any period for the year ended October 31, 2008 and 2007, that were not included in the computation because they were anti-dilutive, totaled 237,183 and 163,923, respectively.

RF INDUSTRIES, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business activities and summary of significant accounting policies (continued):

The following table summarizes the calculation of basic and diluted earnings per share:

	2008	2007
Numerators:		
Net income (A)	$ 1,559,233	$ 1,135,223
Denominators:		
Weighted average shares outstanding for basic earnings per share (B)	3,293,820	3,263,695
Add effects of potentially dilutive securities - assumed exercise of stock options	421,670	491,754
Weighted average shares for diluted earnings per share (C)	3,715,490	3,755,449
Basic net earnings per share (A)÷(B)	$ .47	$ .35
Diluted net earnings per share (A)÷(C)	$ .42	$ .30

New accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. For the Company, SFAS 157 will be effective for the 2009 fiscal year. The Company is currently evaluating the impact SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is effective for fiscal years beginning after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. For the Company, SFAS 159 will be effective for the 2009 fiscal year. The Company is currently evaluating the impact SFAS 159 will have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141 (R)"), replacing SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 (R) retains the fundamental requirements of SFAS No. 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that liabilities related to contingent consideration be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS No. 141 (R) is to be applied prospectively in financial statements issued for fiscal years beginning after December 15, 2008. We do not expect that the initial adoption of SFAS No. 141 (R) will have a material effect on our financial statements.

The FASB and its Emerging Issues Task Force had issued certain other accounting pronouncements as of October 31, 2008 that will become effective in subsequent periods; however, our management does not believe that any of those pronouncements would significantly affect our financial accounting measurements or disclosures.

Note 2 - Concentration of credit risk and sales to major customers:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. Such exposure is limited by the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Sales to one customer represented 15% and 18% of total sales, and 10% and 13% of total accounts receivable in 2008 and 2007, respectively. The Company has a standard written distributor agreement with this customer and, therefore, this customer does not have any minimum purchase obligations and could stop buying the Company's products at any time. A reduction, delay or cancellation of orders from this customer or the loss of this customer could significantly reduce the Company's revenues and profits.

Note 3 - Inventories and major vendors:

Inventories consisted of the following as of October 31, 2008 and 2007:

	2008	2007
Raw materials and supplies	$ 1,496,364	$ 1,092,965
Work in process	31,131	19,716
Finished goods	4,502,890	3,966,681
Less inventory reserve	(80,677)	(124,060)
Totals	$ 5,949,708	$ 4,955,302

Purchases of connector products from four major vendors represented 23%, 11%, 7%, and 5% of the total inventory purchases in 2008 and 19%, 5%, 16% and 10% in 2007, respectively. The Company has arrangements with these vendors to purchase product based on purchase orders periodically issued by the Company.

Note 4 - Commitments:

The Company leases its facilities in San Diego, California and Las Vegas, Nevada under non-cancelable operating leases. The Company amended its San Diego lease in June 2005, adding additional square feet. The amended lease expires in May 2010 and requires minimum annual rental payments that are subject to fixed annual increases. The minimum annual rentals under this lease are being charged to expense on a straight-line basis over the lease term. Deferred rents were $40,000 as of October 31, 2008 and $54,000 at October 31, 2007. The San Diego lease also requires the payment of the Company's pro rata share of the real estate taxes and insurance, maintenance and other operating expenses related to the facilities. The Worswick division operations include a warehouse and retail space. Approximately 15% of the space is subleased to other tenants. The Las Vegas lease is a three year lease expiring in March 2010. The Company also leases certain automobiles under operating leases which expire at various dates through October 2013.

Rent expense under all operating leases totaled approximately $440,000 and $391,000 in 2008 and 2007, which is net of sublease income of $16,000 and $29,000 in fiscal 2008 and 2007 respectively.

Note 4 - Commitments (concluded):

Minimum lease payments under these non-cancelable operating leases in each of the five years subsequent to October 31, 2008 are as follows:

Year Ending October 31,	Amount
2009	$ 392,000
2010	200,000
2011	17,000
2012	4,000
2013	4,000
Total	$ 617,000

The Company has an employment agreement with the President and Chief Executive Officer for a term of up to three consecutive one year periods commencing on June 20, 2008 (the "Commencement Date"), and ending on June 20, 2011, which expires at the end of each Employment Year of June 19 and may be extended for an additional Employment Year on the anniversary dates thereafter. The aggregate amount of compensation to be provided over the remaining term of the agreement amounted to approximately $555,000 at October 31, 2008.

Note 5 - Segment information:

The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Pursuant to the provisions of SFAS No. 131, the Company reports segment sales in the same format reviewed by the Company's management (the "management approach").

The Company aggregates operating divisions into operating segments which have similar economic characteristics and divisions are similar in the majority of the following areas: (1) the nature of the product and services; (2) the nature of the production process; (3) the type or class of customer for their products and services; (4) the methods used to distribute their products or services; (5) if applicable, the nature of the regulatory environment. The Company has three segments - RF Connector and Cable Assembly, Medical Cabling and Interconnector and RF Wireless based upon this evaluation.

The RF Connector and Cable Assembly segment is comprised of three divisions, the Medical Cabling and Interconnector is comprised of one division while the RF Wireless segment is comprised of two. The three divisions that meet the quantitative thresholds for segment reporting are Connector / Cable Assembly, Bioconnect and RF Neulink. Each of the other divisions aggregated into these segments that have similar products that are marketed to their respective customer base; production and product development processes are similar in nature. The specific customers are different for each division; however, there is some overlapping of product sales to them. The methods used to distribute products are similar within each division aggregated.

Management identifies the Company's segments based on strategic business units that are, in turn, based along market lines. These strategic business units offer products and services to different markets in accordance with their customer base and product usage. For segment reporting purposes, the Company aggregates Connector and Cable Assembly, Aviel Electronics, and Worswick divisions into the RF Connector Cables Assembly segment while RF Neulink and RadioMobile are part of the RF Wireless segment. The Bioconnect Division makes up the Company's new Medical Cabling and Interconnector segment. The Company had previously aggregated Bioconnect within the RF Connector and Cables Assembly segment as it represented only a small portion and had similar economic characteristics of the overall segment. During Fiscal Year 2008, the Bioconnect division met one of the quantitative threshold required for separate segment reporting. Prior year's information has been revised to conform with the current year's presentation.

Note 5 - Segment information: (concluded)

As reviewed by the Company's chief operating decision maker, the Company evaluates the performance of each segment based on income or loss before income taxes. The Company charges depreciation and amortization directly to each division within the segment. All stock based compensation is attributed to the RF Connector Cable Assembly segment. Inventories, fixed assets, goodwill and intangible assets are the only assets identified by segment. Except as discussed above, the accounting policies for segment reporting are the same as for the Company as a whole.

Substantially all of the Company's operations are conducted in the United States; however, the Company derives a portion of its revenue from export sales. The Company attributes sales to geographic areas based on the location of the customers. The following table presents the sales of the Company by geographic area for the years ended October 31, 2008 and 2007:

	2008	2007
United States	$ 14,971,575	$ 12,579,555
Foreign countries:		
Israel	911,031	1,096,612
All other	1,812,540	1,176,872
Totals	$ 17,695,146	$ 14,853,039

Net sales, income before provision for income taxes and other related segment information as of October 31, 2008 and 2007, and for the years then ended follows:

	RF Connectors and Cable Assembly	Medical Cabling and Interconnector	RF Wireless	Corporate	Total
Net sales	$ 13,936,241	$ 1,638,010	$2,120,895	$	$ 17,695,146
Income before income taxes	2,123,740	287,922	101,280	258,831	2,771,773
Depreciation and amortization	155,877	24,669	30,842		211,388
Total assets	5,355,248	441,946	1,119,775	10,850,804	17,767,773
Additions to property and equipment	438,010	21,968	1,088		461,066
2007					
Net sales	$ 12,813,184	893,725	$1,146,130	$	$ 14,853,039
Income before income taxes	1,368,605	125,103	225,778	359,113	2,078,599
Depreciation and amortization	230,688	37,427	592		268,707
Total assets	4,645,092	152,895	836,287	10,493,884	16,128,158
Additions to property and equipment	93,823				93,823

Note 6 - Income taxes:

The provision (benefit) for income taxes consists of the following:

	2008	2007
Current:		
Federal	$ 1,092,864	$ 842,619
State	304,376	247,000
	1,397,240	1,089,619
Deferred:		
Federal	(140,300)	(119,343)
State	(44,400)	(26,900)
	(184,700)	(146,243)
Totals	$ 1,212,540	$ 943,376

Income tax at the Federal statutory rate is reconciled to the Company's actual net provision for income taxes as follows:

	2008		2007	
	Amount	% of Pretax Income	Amount	% of Pretax Income
Income tax at Federal statutory rate	$ 942,600	34.0%	$ 706,700	34.0%
State tax provision, net of Federal tax benefit	171,584	6.2	145,200	7.0
Nondeductible differences: ISO stock options	110,100	4.0	142,000	6,8
Other	(11,744)	(0.5)	(50,524)	(2.4)
Provision for income taxes	$ 1,212,540	43.7%	$ 943,376	45.4%

Note 6 - Income taxes (concluded):

The Company's total deferred tax assets and deferred tax liabilities at October 31, 2008 and 2007 are as follows:

	2008	2007
Assets:		
Allowance for doubtful accounts	$ 18,600	$ 17,300
Inventory obsolescence	32,100	49,400
Accrued vacation	77,400	62,100
State income taxes	100,300	85,600
Stock based compensation awards	131,600	61,600
Section 263A costs	160,500	19,700
Other	21,600	45,700
Totals	542,100	321,700
Liabilities:		
Depreciation	(105,700)	(70,000)
Less valuation allowance	-	-
Net deferred tax assets	$ 436,400	$ 251,700

The Company adopted the provisions of FIN 48, on November 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follow:

	2008
Balance at November 1, 2007	$ 187,075
Gross decrease – tax positions in prior period	(43,471)
Gross increases – tax positions in current period	38,489
Balance at October 31, 2008	$ 182,093

As a result of the implementation of FIN 48, the Company's total gross liability for unrecognized tax benefits was $187,075, including $54,000 of interest and penalties. The Company recorded a change upon adoption to retained earnings on November 1, 2007.

The Company does not expect any material changes to the estimated amount of the liability associated with its uncertain tax positions within the next 12 months. During the year ended October 31, 2008, a reduction of $4,982 of interest and penalties as a result of a revaluation of prior year balances was recorded as a component of income tax expense in the statement of income. As of October 31, 2008, $50,100 of accrued interest and penalties are included in other long-term liabilities in the balance sheet.

The Company is currently not undergoing any tax examinations. Tax fiscal years ended October 31, 2005 through 2008 remain subject to examinations.

Note 7 - Stock options:

Incentive and Non-Qualified Stock Option Plans:

The Board of Directors approved an Incentive Stock Option Plan (the "1990 Incentive Plan") during fiscal 1990 that provides for grants of options to employees to purchase up to 500,000 shares of common stock of the Company. Under its terms, the 1990 Incentive Plan terminated in 2000, and no additional options can be granted under that option plan. However, options previously granted under the 1990 Incentive Plan remain outstanding and continue in effect until they either expire or are forfeited or are exercised. As of October 31, 2008, a total of 313 options were still outstanding under the 1990 Incentive Plan, all of which are currently exercisable.

The Board of Directors also approved a Non-Qualified Stock Option Plan (the "1990 Non-Qualified Plan") during fiscal 1990 that provides for grants of options to purchase up to 200,000 shares of common stock to officers, directors and other recipients selected by the Board of Directors. Under its terms, the 1990 Non-Qualified Plan terminated in 2000, and no additional options can be granted under that option plan. However, options previously granted under the 1990 Non-Qualified Plan remain outstanding and continue in effect until they expire, are forfeited or are exercised. As of October 31, 2008, a total of 4,000 options were still outstanding under the 1990 Non-Qualified Plan, all of which are currently exercisable.

In May 2000, the Board of Directors adopted the Company's 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the Company may grant options to purchase shares of common stock to officers, directors, key employees and others providing services to the Company. The number of shares of common stock that the Company is authorized to issue under options granted under the 2000 Option Plan initially was 300,000, which number automatically increases on January 1 of each year by the lesser of (i) 4% of the total number of shares of common stock then outstanding or (ii) 10,000 shares. In May 2003, the Board of Directors and Shareholders approved an increase to the 2000 Option Plan of 100,000 options. In June 2006, the Company's shareholders approved an increase to the 2000 Option Plan of 250,000 options. In May 2007, the shareholders approved an increase to the 2000 Option Plan of 100,000 options. In May 2008, the shareholders approved an increase to the 2000 Option Plan of 500,000 options. Accordingly, as of October 31, 2008, the authorized number of shares of common stock that could be issued under the 2000 Option Plan was 1,310,000, of which 566,170 are still outstanding and 540,474 options were still available to be granted. Under the 2000 Option Plan, the Company is authorized to grant both incentive stock options and non-qualified stock options. Incentive and non-qualified stock options are granted at an exercise price no less than the fair value of the common stock on the date of grant.

Additional required disclosures related to stock option plans

The fair value of each option granted in 2008 and 2007 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007
Dividend yield	2.67%	0% to 1.06%
Expected volatility	49.00%	54% to 58%
Risk-free interest rate	1.80%	4.16% to 5.00%
Expected lives	3.50 years	4.75 to 6 years
Weighted average fair market value of options granted during the year	$ 1.42	$ 3.74
Weighted average fair market value of options vested during the year	$ 3.44	$ 3.41

Note 7 - Stock options (concluded):

Expected volatilities are based on historical volatility of the Company's stock. The Company used historical experience with exercise and post employment termination behavior to determine the options' expected life in 2007. During 2008, the Company granted options with a vesting period of three years and an option life of five years and since the Company has no historical experience in determining the expected life of these new option terms the Company used the simplified method to calculate the expected life of these option grants. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury rate with a maturity date corresponding to the options' expected life. The dividend yield is based upon the historical dividend yield. The Company estimates forfeiture rates based upon historical exercise behavior.

Additional information regarding all of the Company's outstanding stock options at October 31, 2008 and 2007 and changes in outstanding stock options in 2008 and 2007 follows:

	2008		2007	
	Shares or Price Per Share	Weighted Average Exercise Price	Shares or Price Per Share	Weighted Average Exercise Price
Options outstanding at beginning of year	1,011,442	$ 3.81	974,122	$ 3.05
Options granted	127,183	4.67	148,985	7.50
Options exercised	(40,295)	4.72	(105,745)	1.87
Options forfeited	(31,289)	7.22	(5,920)	7.38
Options outstanding at end of year	1,067,041	$ 3.77	1,011,442	$ 3.81
Options exercisable at end of year	829,858	$ 3.84	712,457	$ 3.30
Option price range at end of year	$ .10 - $7.56		$ .10 - $7.56	
Aggregate intrinsic value of options exercised during year:	$ 108,472		$ 600,078	

As of October 31, 2008, $347,599 of expense with respect to nonvested stock-based arrangements has yet to be recognized and is expected to be recognized over a weighted average period of 1.67 years.

Note 8 - Retirement plan:

The Company sponsors a deferred savings and profit sharing plan under Section 401(k) of the Internal Revenue Code. Substantially all of its employees may participate in and make voluntary contributions to this defined contribution plan after they meet certain eligibility requirements. The Board of Directors of the Company can authorize additional discretionary contributions by the Company. The Company did not make contributions to the plan in 2008 or 2007.

Note 9 - Related party transactions:

The note receivable from stockholder of $66,980 at October 31, 2008 and 2007 is due from the President of the Company, bears interest at 6%, payable annually, and has no specific due date. The note is collateralized by a lien on certain personal property.

A director of the Company is an employee of the Company's public relations firm. For the fiscal years ended October 31, 2008 and 2007, the Company paid the firm $52,781 and $40,409, respectively, for services rendered to that firm.

Note 10- Legal proceedings:

From time to time, the Company is involved in legal proceedings that are related to its business operations. The Company is not currently a party to any legal proceedings that could have a material adverse effect upon its financial position or results of operations.

Note 11- Business acquisition:

The Company acquired substantially all of the assets and assumed certain liabilities of RadioMobile Inc. ("RadioMobile"), a privately held San Diego, California company on September 1, 2007. RadioMobile Inc. is an OEM provider of end-to-end mobile management solutions implemented over wireless networks. RadioMobile has developed software and hardware used by police departments and transportation vehicles to receive and transfer electronic data. The RadioMobile purchase agreement contains certain provisions containing contractual and/or legal rights that could potentially create intangible assets apart from goodwill. The asset purchase agreement has an earn out provision over three years based upon revenues earned by RadioMobile operating as a separate division. The maximum future consideration is $500,000. The purchase price for the RadioMobile asset purchase included $166,667 in cash payments and $175,000 in stock issuance, representing 30,919 shares at $5.66 and totaling $35,665 of guaranteed minimum future consideration. Upon the resolution of a contingency based on earnings, any additional consideration paid will be recorded by the acquiring enterprise as an additional cost of the acquired enterprise. Minimum contingent consideration amounts per the Asset Purchase Agreement were recorded upon closing at their net present value, using an 8% discount rate. Any future contingent consideration based on meeting certain earnings levels will be accounted for as additional purchase consideration when the amounts are determined.

The purpose of the acquisition was to combine RF Neulink's industry leading modem products, which enables the Company to enter and compete in the design and marketing of mobile wireless communications systems. Goodwill recorded upon the purchase acquisition is fully deductible for tax purposes.

The acquisition of the RadioMobile assets has been accounted for as a purchase and, accordingly, the net assets acquired were recorded at estimated fair values on the date of acquisition. A summary of the allocation of the cost of the acquisition to the net assets acquired as of September 1, 2007 follows:

Accounts receivable	$ 27,053
Inventory	133,963
Other assets (prepaid, net fixed assets)	27,218
Intangible assets:	
Software	47,522
Customer list	33,945
Goodwill	107,631
Total assets acquired	377,332
Assumed liabilities	(164,000)
Net assets acquired at closing	$ 213,332

During the year ended October 31, 2008, an additional amount of $38,612 was recorded as goodwill, due to the division reaching the next level of sales beyond the minimum contingent earn-out provision included in the RadioMobile Asset Sales agreement. Total RadioMobile Goodwill at October 31, 2008 was $146,243.

Assuming the acquisition had taken place on the first day of the year ended October 31, 2007, unaudited net sales would have been approximately $15,600,000 while unaudited net income and earnings per share information would not have been materially different than the amounts shown on the accompanying statement of income for the year ended October 31, 2007.

Note 12 – Dividends declaration

The Company paid dividends of $0.12 and $0.06 per share for a total of $393,343 and $196,375 during the fiscal years ended October 31, 2008 and 2007, respectively.

Note 13 – Subsequent events

In November and December 2008, the Company repurchased an additional 100,000 shares of the Company's common stock in the open market. The average price of the shares repurchased $4.99 per share.

In December of 2008, the Company purchased 50,000 shares of common stock in a privately negotiated transaction at a price of $4.13 per share.

On December 15, 2008, the Board of Directors of the Company declared a quarterly cash dividend of $0.03 per share. The dividend date of record is December 31, 2008 and the payment date to stockholders will be January 15, 2008. Based on the Company's current financial condition and its current operations, the foregoing dividend payment is not expected to have a material impact on the Company's liquidity or capital resources.

Board of Directors

Marvin H. Fink
Chairman

John R. Ehret
President, TPL
Electronics

Linde Kester
Co-Owner,
Chateau Lorane Winery

Howard F. Hill
Director, President and CEO

Robert Jacobs
Account Executive,
Neil Berkman Assoc.

William L. Reynolds
Director

Corporate Officers

Howard F. Hill
President and CEO

James S. Doss
CFO and
Corporate Secretary

Executive Staff

Manny Gutsche
VP Sales and Marketing
RF Industries

Robert Macias
VP Product Assurance
RF Industries
President/General Manager
Aviel Electronics division

Richard "Joe" LaFay
President/General Manager
RF Connectors Division and
RF Cable Assemblies Division

Conrad Neri
President/General Manager
Bioconnect Division

Robert White
Director
RF Neulink Division

Jesse Fuller
President/General Manager
Worswick Industries Division

James Moore
President/General Manager
Radio Mobile Division

Angela Sutton
Director, Human Resources
RF Industries

Service Providers

Independent Auditors
J.H. Cohn LLP
San Diego, CA
(858) 535-2000

Securities Counsel
TroyGould P.C.
1801 Century Park E., 16th Floor
Los Angeles, CA 90067-2367
(310) 553-4441

Transfer Agent and Registrar
Continental Stock Transfer
& Trust Co.
17 Battery Place South, 8th Floor
New York, NY 10004
(212) 509-4000

Public Relations
Neil G. Berkman Associates
12100 Wilshire Blvd. Ste. 360
Los Angeles, CA 90025
(310) 826-5051

Common Stock
NASDAQ Global Market
Symbol: RFIL

Annual Meeting
June 5, 2008
1:30 p.m., PDST
Corporate Office
7610 Miramar Road
San Diego, CA 92126
(858) 549-6340

Annual reports, 10Ks, 10Qs and news releases are available by contacting Howard Hill at (858) 549-6340 or (800) 233-1728 or e-mail: rfi@rfindustries.com. Website: www.rfindustries.com

RF Industries

7610 Miramar Road

San Diego, CA 92126-4202

(858) 549-6340 or (800) 233-1728

fax: (858) 549-6345

email: rfi@rfindustries.com

web: www.rfindustries.com